Exhibit 99.13

CONSENT OF EXPERT

I hereby consent to the use and reference to my name and my report entitled "Casino Project, Form 43-101F1 Technical Report, Mineral Resources Statement, Yukon, Canada - Revision 0", and portions thereof of and the information derived therefrom, included in or incorporated by reference into Western Copper and Gold Corporation's Annual Report on Form 40-F for the year ended December 31, 2020 and Registration Statement on Form F-10 (File No. 333-241689).

March 26, 2021

(s) Caroline J. Vallat, P. Geo.
Caroline J. Vallat, P. Geo.